Exhibit 1

Summary of 3Q17 Capital, Funding and Asset Quality	| 2

Well placed to meet APRA’s CET1 unquestionably strong benchmark

•                       Common equity Tier 1 (CET1) capital ratio 10% at 30 June 2017. Ratio unchanged over the quarter with 3Q17 earnings, sale of BTIM shares and higher DRP participation, largely offset by the determination of the 1H17 dividend

•                       Modest risk weighted asset (RWA) increase $2.2bn (+0.5%); credit RWA flat, non-credit RWA up $2.2bn

•                       Internationally comparable[1] CET1 capital ratio 15.3% at 30 June 2017 - top quartile of banks globally

Asset quality remains sound

•                  Reduction in impaired assets contributed to stressed assets to TCE[2] falling 4bps to 1.10%

•                  Australian mortgage delinquencies increased 2bps to 0.69%, mostly from increased hardship associated with Cyclone Debbie

•                  Australian unsecured delinquencies increased 12bps to 1.75% mostly due to APRA hardship reporting changes

Sound funding/liquidity position	• Net stable funding ratio (NSFR) 108%, liquidity coverage ratio (LCR) 128% - both little changed over quarter • Well progressed on FY17 term funding, $29bn raised year to date to 30 June 2017
Managing mortgage growth within macro-prudential boundaries

•                  Reduced flow of interest-only lending to 44% in 3Q17, with applications 36% of flow (down from 52% and 47% in 2Q17). On track to have flow of interest-only lending below 30% in September quarter 2017 (4Q17)

•                  Investor lending growth using APRA definition 5.9% - comfortably below 10% cap

APRA released details of its CET1 unquestionably strong benchmark

•                  On 19 July 2017, APRA released an information paper “Strengthening banking system resilience - establishing unquestionably strong capital ratios”

•                  The paper indicated that on average, the 4 major Australian banks require a CET1 capital ratio of at least 10.5% to meet the APRA unquestionably strong benchmark[3]. Banks have until 1 January 2020 to achieve this ratio

•                  APRA further commented that “It expects that any changes to the capital framework that may eventuate from the finalisation of international reforms will be able to be accommodated within the calibration set out in this paper, and will not necessitate further increases to requirements at a later date.”

•                  Further guidance on Westpac’s preferred capital range (currently 8.75% - 9.25%) will be provided once APRA finalises its review of the capital adequacy framework

1 Internationally comparable methodology aligns with the APRA study titled ‘International Capital Comparison Study’ of 13 July 2015. 2 Total committed exposure. 3 Benchmark is the average over the four major banks.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Well placed to meet APRA’s unquestionably strong CET1 benchmark of 10.5%	Capital | 3

Common equity Tier 1 (CET1) capital ratio (%)

Key capital ratios (%)

	Dec-16	Mar-17	Jun-17
CET1 capital ratio	9.3	10.0	10.0
Additional Tier 1 capital	1.6	1.7	1.7
Tier 2 capital	2.5	2.3	2.3
Total regulatory capital ratio	13.4	14.0	14.0
Risk weighted assets (RWA) ($bn)	411	404	407
Leverage ratio	5.0	5.3	5.2
Internationally comparable ratios[2]
Leverage ratio (internationally comparable)	5.7	6.0	5.9
CET1 ratio (internationally comparable)	14.5	15.3	15.3

1 Countercyclical buffer currently set at nil for Australia and New Zealand.  2 Internationally comparable methodology aligns with the APRA study titled ‘International Capital Comparison Study’ of 13 July 2015.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

CET1 capital and RWA movements	Capital | 4

1 RWA modelling changes includes mortgage RWA changes and updates to risk parameters for corporate and business lending.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Asset quality remains sound	Asset Quality | 5

Stressed exposures (as a % of TCE)	Highlights

•         Stressed exposures to TCE decreased by 4bps to 1.10%

•         Total stressed assets down $0.2bn to $11.0bn

–          Impaired assets $65m lower to $1.9bn

–          90+ day past due and not impaired assets stable

–          Watchlist & substandard assets down $195m

	Provision coverage ratios	Jun-16	Sep-16	Mar-17	Jun-17
	Collectively assessed provisions to credit RWA	87bps	76bps[1]	77bps	78bps
	Impairment provisions to impaired assets	49%	49%	52%	52%
	Total provisions to RWA	101bps	88bps[1]	87bps	86bps

1 Change in mortgage risk weights increased credit RWA by $43bn, reducing the collectively assessed provisions to credit RWA ratio by 11bps. This also reduced the total provisions to RWA ratio.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Upgrades exceeded downgrades this quarter	Asset Quality | 6

Corporate and business portfolio stressed exposures by industry ($bn)

1 Includes Government admin. & defence.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Asset quality areas of interest	Asset Quality | 7

Mining (inc. oil and gas) portfolio			New Zealand dairy portfolio			Retail trade portfolio
	Mar-17	Jun-17		Mar-17	Jun-17		Mar-17	Jun-17
Total committed exposures (TCE)	$10.4bn	$9.9bn	Total committed exposure (TCE)	NZ$5.9bn	NZ$6.0bn	Total committed exposures (TCE)	$15.3bn	$15.3bn
Lending	$6.0bn	$5.4bn	Lending	NZ$5.6bn	NZ$5.7bn	Lending	$11.3bn	$11.3bn
% of Group TCE	1.05	0.99	% of Group TCE	0.55	0.57	% of Group TCE	1.55	1.53
% of portfolio graded as ‘stressed’[1,2]	2.90	1.94	% of portfolio graded as ‘stressed’[1,2]	21.70	18.99	% of portfolio graded as ‘stressed’[1,2]	2.51	2.73
% of portfolio in impaired[2]	1.15	0.68	% of portfolio in impaired[2]	0.34	0.33	% of portfolio in impaired[2]	0.40	0.33

Commercial property portfolio

	Mar-17	Jun-17
Total committed exposures (TCE)	$65.5bn	$65.7bn
Lending	$51.4bn	$51.8bn
Commercial property as a % of Group TCE	6.65	6.53
Median risk grade[1]	BB equivalent	BB equivalent
% of portfolio graded as ‘stressed’[1,2]	1.39	1.28
% of portfolio in impaired[2]	0.46	0.41

Residential apartment development >$20m ($bn)

	Mar-17	Jun-17
Total	4.1	4.2
>$20m in major markets, shown below	2.8	2.8
Sydney major markets	1.3	1.4
Inner Melbourne	1.0	0.8
Inner Brisbane	0.2	0.3
Perth metro	0.2	0.2
Adelaide CBD	0.1	0.1

1 Includes impaired exposures. 2 Percentage of portfolio TCE.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Australian consumer unsecured lending	Asset Quality | 8

Australian unsecured consumer portfolio				Australian unsecured lending 90+ day delinquencies (%)
	Sep-16	Mar-17	Jun-17
30+ day delinquencies (%)	2.95	3.99	4.00
90+ day delinquencies (%)	1.17	1.63	1.75
Estimated impact of changes to hardship treatment for 90+ day delinquencies (bps)	1bp	28bps	49bps

•         New APRA hardship approach adopted across Westpac’s Australian unsecured portfolios in 1H17

•         June 2017 unsecured consumer 90+ day delinquencies, excluding hardship reporting changes, were 17bps lower than June 2016

Hardship reporting changes	Australian unsecured lending 90+ day delinquencies (%)

•         Changes in the reporting of hardship have had an impact on the level of reported delinquencies

–                In mortgages, the change lifted 90+ day delinquencies by around 16bps

–                In Australian unsecured consumer lending, the change lifted 90+ day delinquencies by around 49bps

•         The change in reporting principally relates to how accounts in hardship migrate through delinquency buckets (30, 60 and 90 day delinquency buckets). Details of these changes are provided in the Group’s 1H17 Presentation and Investor Discussion Pack

•         Customers who sought hardship assistance from Cyclone Debbie in March 2017 further added to the impact of changes in hardship reporting on consumer delinquencies in 3Q17

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Australian mortgage delinquencies remain low	Asset Quality | 9

Australian mortgage portfolio				Australian mortgages delinquencies (%)
	Sep-16	Mar-17	Jun-17
30+ day delinquencies (bps)	130	139	138
90+ day delinquencies (bps) (includes impaired mortgages)	66	67	69
90+ day delinquencies estimated cumulative impact of changes to hardship treatment (bps)	13	13	16[1]
Consumer properties in possession	262	382	422[2]

Housing lending portfolio by State (%)				Australian mortgages 90+ day delinquencies by state (%)

1 Increase in hardship reflects the impact of Cyclone Debbie. 2 Increase mainly due to rise in WA and Qld reflecting weaker economic conditions in those states. 3 Source ABA Cannex February 2017.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Mortgage growth and composition	Asset Quality | 10

Summary of changes to meet macro-prudential targets[1]		Mortgage lending growth[3] (%)

•              Pricing – differential pricing for IPL and I/O loans introduced

•              I/O interest rates at least 50bps higher than equivalent P&I loan

•              IPL interest rates at least 47bps higher than equivalent OO loan

•              80% maximum LVR for all new I/O loans (includes limit increases, I/O term extension and switches)

•              No repayment switch fee for customers switching to P&I from I/O

•              No longer accepting external refinances (from other financial institutions) for OO I/O

Current variable mortgage interest rate[2] (%)

Flow of I/O4 (% of total limits)	Move in balances from I/O to P&I5 ($m)	I/O flow definition

The 30% I/O cap incorporates all new I/O loans including bridging facilities, construction loans, lines of credit as well as limit increases on existing loans. The I/O cap excludes flows from switching between repayment types, such as I/O to P&I or from P&I to I/O and also excludes term extensions of I/O terms within product maximums[6]. Any term extension beyond the product maximum is considered a new loan, and hence is included in the cap

1 I/O is interest only mortgage lending, P&I is Principal and Interest mortgage lending. OO is owner occupied, IPL is investor property loan. 2 Interest rates as at 18 August 2017 and excludes package or other discounts. 3 Investor is as per APRA extended definition used for reporting against the 10% cap including new switching approach. 4 Flow is based on APRA definition. 5 Excludes RAMS. 6 Product maximum term for I/O is 5 years for owner occupied and 10 years for investor loans.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Maintaining sound funding and liquidity profile	Funding and Liquidity | 11

Highlights at 30 June 2017	FY17 to 30 June 2017 new term issuance composition[1] (%)
• LCR 128% (125% at March 2017) • Estimated NSFR 108% (108% at March 2017) • Well progressed on FY17 term funding plan, with $29.3bn issued across a broad range of currencies, products and tenors
Charts may not add to 100 due to rounding

Term debt issuance and maturity profile[1,2,4] at 30 June 2017 ($bn)

1 Based on residual maturity and FX spot currency translation. Includes all debt issuance with contractual maturity greater than 370 days excluding US Commercial Paper and Yankee Certificates of Deposit.

2 Contractual maturity date for hybrids and callable subordinated instruments is the first scheduled conversion date or call date for the purposes of this disclosure. 3 Tenor excludes RMBS and ABS. 4 Perpetual sub-debt has been included in >FY22 maturity bucket. Maturities exclude securitisation amortisation.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Australian mortgage warehouses	Other | 12

Australian mortgage warehouses

Westpac provides funding to over 20 Australian mortgage originators, including both Authorised Deposit-Taking Institutions (ADIs) and non-ADIs

In providing warehouse facilities Westpac assesses the nature of all facilities in the warehouse. This includes understanding the institution’s origination and servicing standards, mortgage portfolio parameters and eligibility criteria against both Westpac’s and the institution’s credit policies, as well as securitisation rating guidelines

The same assessment approach is applied to both ADIs and non-ADIs

Westpac’s warehouse limits have been relatively stable at around $10bn, while asset balances are more variable, reflecting the timing of warehouse refinancing activity via capital market RMBS issuance

Warehouse limits and exposures ($bn)

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Investor Relations Team	Contact us | 13

Equity Investor Relations		www.westpac.com.au/investorcentre Annual reports Presentations and webcasts 5 year financial summary Prior financial results
Andrew Bowden Head of Investor Relations +61 2 8253 4008 andrewbowden@westpac.com.au	Nicole Mehalski Director +61 2 8253 1667 nicole.mehalski@westpac.com.au
Debt Investor Relations
Jacqueline Boddy Director +61 2 8253 3133 jboddy@westpac.com.au	Louise Coughlan Director (Rating Agencies) +61 2 8254 0549 lcoughlan@westpac.com.au
Retail Shareholder Investor Relations
Danielle Stock Senior Manager +61 2 8253 0922 danielle.stock@westpac.com.au	Jillian Maxwell Senior Manager +61 2 8253 6556 jillian.maxwell@westpac.com.au

Or email: investorrelations@westpac.com.au

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Appendix 1: Definitions	Appendix and Disclaimer | 14

Capital

Capital ratios	As defined by APRA (unless stated otherwise)

Internationally comparable

The internationally comparable common equity Tier 1 (CET1) capital ratio is an estimate of Westpac’s CET1 ratio calculated on rules comparable with global peers. The ratio adjusts for differences between APRA’s rules and those applied to global peers. The adjustments are applied to both the determination of regulatory CET1 and the determination of risk weighted assets. Methodology aligns with the APRA study titled “International capital comparison study” dated 13 July 2015

Leverage ratio

As defined by APRA (unless state otherwise). Tier 1 capital divided by ‘exposure measure’ and expressed as a percentage. ‘Exposure measure’ is the sum of on-balance sheet exposures, derivative exposures, securities financing transaction exposures and other off-balance sheet exposures

Risk weighted assets or RWA

Assets (both on and off-balance sheet) are risk weighted according to each asset’s inherent potential for default and what the likely losses would be in case of default. In the case of non asset backed risks (ie. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5

Funding

Committed liquidity facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity

High quality liquid assets (HQLA)	As defined by APRA in Australian Prudential Standard APS210 Liquidity, including BS-13 qualifying liquid assets, less RBA open repos funding end of day ESA balances with the RBA

Liquidity coverage ratio (LCR)

An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015.

LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out flows in a modelled 30 day defined stressed scenario

Net stable funding ratio (NSFR)

The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. When it is implemented by APRA from 1 January 2018, ADI’s must maintain an NSFR of at least 100%

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Appendix 1: Definitions (continued)	Appendix and Disclaimer | 15

Asset Quality

Collectively assessed provisions or CAPs

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data. Included in the collectively assessed provision is an economic overlay provision which is calculated based on changes that occurred in sectors of the economy or in the economy as a whole

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

1.              facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

2.              non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans;

3.              restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

4.              other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

5.              any other assets where the full collection of interest and principal is in doubt.

Individually assessed provisions or IAPs

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the income statement

Stressed loans	Stressed loans are the total of watchlist and substandard, 90 days past due and not impaired and impaired assets

Total committed exposures (TCE)

Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk

Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal

90 days past due and not impaired

Includes facilities where:

1.              contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days, including accounts for customers who have been granted hardship assistance; or

2.              an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

3.              the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes

Westpac Group 3Q17 Capital, Funding and Asset Quality Update

Disclaimer	Appendix and Disclaimer | 16

The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities.

The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information.

All amounts are in Australian dollars unless otherwise indicated.

Unless otherwise noted, financial information in this presentation is presented on a cash earnings basis. Cash earnings is a non-GAAP measure. Refer to Westpac’s 2017 Interim Financial Results (incorporating the requirements of Appendix 4D) for the six months ended 31 March 2017 available at www.westpac.com.au for details of the basis of preparation of cash earnings.

This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forwardlooking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes.

We use words such as ‘will’, ‘may’, ‘expect’, 'indicative', ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, ‘aim’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section titled ‘Risk factors' in Westpac’s Interim Financial Results for the six months ended 31 March 2017 (or Annual Report for the year ended 30 September 2016) available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation to update any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, after the date of this presentation.

Westpac Group 3Q17 Capital, Funding and Asset Quality Update